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As filed with the Securities and Exchange Commission on November 14, 2006

Registration No. 333-134435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CACHE, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	59-1588181
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1440 BROADWAY
NEW YORK, NEW YORK 10018
(212) 575-3200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

BRIAN WOOLF
CHIEF EXECUTIVE OFFICER
CACHE, INC.
1440 BROADWAY
NEW YORK, NEW YORK 10018
(212) 575-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

MICHAEL R. LITTENBERG, ESQ.	NEIL GOLD, ESQ.
SCHULTE ROTH & ZABEL LLP	FULBRIGHT & JAWORSKI L.L.P.
919 THIRD AVENUE	666 FIFTH AVENUE
NEW YORK, NY 10022	NEW YORK, NY 10103
PHONE: (212) 756-2000	PHONE: (212) 318-3000
FAX: (212) 593-5955	FAX: (212) 318-3400

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2006

1,875,000 Shares
Common Stock

Cache, Inc. is offering 200,000 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 1,675,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We and some of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 281,250 shares to cover over-allotments, if any.

Our common stock is listed on the Nasdaq Global Select Market under the symbol "CACH." The last reported sale price on November 7, 2006 was $22.45 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Piper Jaffray
SunTrust Robinson Humphrey
Ryan Beck & Co.
Brean Murray, Carret & Co.
Merriman Curhan Ford & Co.

The date of this prospectus is             , 2006

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" included in this prospectus, and our consolidated financial statements and related notes incorporated by reference in this prospectus.

        Unless otherwise provided, references to "we," "us" and "our" refer to Cache, Inc. References to "Cache" exclude our Lillie Rubin business, which we substantially exited in the third fiscal quarter of 2006 and, except where otherwise indicated by the context, our new Cache Luxe concept. References to "you" refer to prospective investors in our common stock.

Our Company

        We are a nationwide, mall-based specialty retailer of lifestyle sportswear and dresses targeting style-conscious women. Our merchandise offerings extend from elegant eveningwear to sophisticated casual and daytime sportswear, which encompasses a variety of tops, bottoms, dresses and accessories, all of which are sold under our Cache brand. We believe the appeal of our merchandise is enhanced through the intimate boutique-like environment we offer to our customers. This environment is achieved through a high level of customer service combined with our smaller store format, which averages approximately 2,000 square feet.

        We target women between the ages of 25 and 45 through our differentiated merchandising mix and exciting Cache and Cache Luxe store environments. Our brand appeals to a woman who has a youthful attitude, is self-confident and fashion-conscious, and requires a missy fit. Our sportswear embodies a mix of lifestyle separates for both day and evening. Our stores carry a diverse range of merchandise, which includes dresses for daytime and evening, and continue to be an important dress resource and destination for our target customers. Our accessories complement the seasonal themes and palettes of our sportswear and dresses.

        In May 2006, we announced plans to introduce a new concept, Cache Luxe, and exit our Lillie Rubin business. During the third fiscal quarter of 2006, we converted 16 Lillie Rubin locations to Cache Luxe stores. In addition, we expanded three Cache stores by combining them into three adjacent Lillie Rubin stores and added Cache Luxe merchandise to these Cache stores. Our five remaining Lillie Rubin store locations are expected to be closed by the end of the first fiscal quarter of 2007.

        The Cache Luxe concept primarily focuses on our daytime and evening merchandise. This concept is expected to broaden our customer base, enable us to offer a larger selection of evening apparel and accessories at higher price points and allow us to leverage our marketing under a single Cache brand. In addition, Cache stores located in malls containing a Cache Luxe store have increased capacity to offer an expanded casual assortment. Almost all of our current Cache Luxe stores are in malls that also contain a Cache store.

        For the fiscal year ended December 31, 2005, sportswear accounted for 68.7%, dresses for 21.7% and accessories for 9.6% of Cache's net sales. Cache's price points range from $60 to $300 for sportswear, $125 to $450 for dresses and $30 to $150 for accessories. Our new Cache Luxe stores generally have higher price points than our Cache stores. As of September 30, 2006, we operated 289 Cache and Cache Luxe stores, primarily situated in central locations in high traffic, upscale shopping malls, in 43 states, Puerto Rico and the U.S. Virgin Islands.

Competitive Strengths

        We believe our greatest competitive advantage is our ability to provide upscale, fashion-forward lifestyle apparel offerings with a missy fit in a specialty retail environment. We capitalize on this advantage through our ability to:

  •
  Target a highly desirable and underserved market;

  •
  Provide a destination store with a boutique environment;

  •
  Offer differentiated lifestyle merchandise;

  •
  Source merchandise with speed and flexibility; and

  •
  Execute with a proven management team.

Growth Strategy

        Our objective is to capitalize on our distinct brand identity and differentiated merchandise offerings to accelerate our growth. We intend to:

  •
  Open and remodel Cache stores;

  •
  Further our Cache Luxe concept;

  •
  Source directly from international vendors; and

  •
  Enhance our marketing efforts.

The Offering

Common stock offered by us	200,000 shares
Common stock offered by the selling stockholders	1,675,000 shares
Common stock to be outstanding after this offering	16,011,003 shares
Use of proceeds	We expect to use our net proceeds from this offering for general corporate purposes. We will not receive any proceeds from the sale of common stock offered by the selling stockholders.
Nasdaq Global Select Market symbol	CACH

        The number of shares of common stock to be outstanding after this offering is based on 15,811,003 shares of common stock outstanding as of October 31, 2006. An additional 1,432,050 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2006, with a weighted average exercise price of $10.84 per share, are not included in the share numbers above. We also have 219,532 shares reserved for future grants under our option plans.

        Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 281,250 shares from us and selling stockholders.

Other Company Information

        We were formed as a Florida corporation in 1975. Our executive offices are located at 1440 Broadway, New York, New York, 10018, and our telephone number is (212) 575-3200. Our website address is http://www.cache.com. The information contained on our website is not a part of this prospectus.

        Our logos are our registered trademarks and service marks. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

Summary Consolidated Financial Data
(In thousands, except per share and store data)

        The following table summarizes our consolidated financial and store data. We operate on a 52- or 53-week fiscal year ending on the Saturday closest to December 31st. Our fiscal year consists of three accounting periods of 13 weeks each and a final period of 13 or 14 weeks. In this prospectus, fiscal 2003 ended on December 27, 2003, fiscal 2004 ended on January 1, 2005 and fiscal 2005 ended on December 31, 2005. Fiscal 2006 ends on December 30, 2006. The information in this table for the 52 weeks, 53 weeks and 52 weeks ended December 27, 2003, January 1, 2005 and December 31, 2005, respectively, is derived from our audited financial statements. In the opinion of our management, all known adjustments necessary for a fair presentation of the results of the 39-week periods ended October 1, 2005 and September 30, 2006 have been made. These adjustments consist primarily of normal recurring accruals and estimates that impact the carrying value of assets and liabilities. Actual results may materially differ from these estimates. The 39-week periods ended October 1, 2005 and September 30, 2006 include all normal recurring adjustments which in the opinion of our management are necessary for these periods. Our results of operations for the 39 weeks ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year or for any future period. All share and per share information in this prospectus has been retroactively adjusted to reflect the three-for-two stock split completed on June 18, 2004.

				39 Weeks Ended
	52 Weeks Ended December 27, 2003	53 Weeks Ended January 1, 2005	52 Weeks Ended December 31, 2005
				October 1, 2005	September 30, 2006
Statement of Income Data:
Net sales	$216,256	$247,300	$266,345	$187,025	$195,438	(1)
Gross profit	95,525	111,555	121,361	83,612	92,745
Operating income	17,905	20,868	20,008	9,009	4,832	(2)
Net income	$11,089	$13,297	$13,405	$5,864	$4,076
Diluted earnings per share	$0.75	$0.83	$0.83	$0.37	$0.25
Diluted weighted average shares outstanding	14,721	16,004	16,150	16,017	16,160
Store Data:(3)
Number of stores open at end of period	227	254	267	262	289
Net sales per average square foot(4)	$456	$462	$461	$320	$320
Comparable store sales growth(5)	3%	4%	6%	5%	4%

        The following table summarizes our balance sheet data at September 30, 2006, which is on an actual basis, and as adjusted to reflect our sale of the 200,000 shares offered by us at an assumed public offering price of $22.45 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	September 30, 2006
	Actual	As Adjusted
Balance Sheet Data:
Working capital	$70,272	$73,937
Total assets	151,802	155,467
Total long-term debt	—	—
Stockholders' equity	104,142	107,807

(1)
Includes recognition of $2.4 million of breakage income for previously issued gift cards and merchandise credits.

(2)
Includes a $5.5 million expense for Lillie Rubin exit costs.

(3)
Excludes Lillie Rubin stores. During the third fiscal quarter of 2006, we converted 16 Lillie Rubin stores to Cache Luxe locations, combined three Lillie Rubin stores with adjacent Cache stores, converted one Lillie Rubin store to a Cache location, and closed 12 additional Lillie Rubin locations. Our five remaining Lillie Rubin locations are expected to be closed by the end of the first fiscal quarter of 2007.

(4)
Average sales per square foot are calculated by dividing net sales at Cache and Cache Luxe stores by the weighted average store square footage available at these stores.

(5)
Comparable store sales data is calculated based on the net sales of Cache stores open at least 12 full months at the beginning of the period for which the data are presented.

RISK FACTORS

        You should carefully consider the following risks before making an investment in our common stock. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus.

Risks Related to Our Business

        Our growth will depend on our ability to successfully open and operate new stores. This may strain our ability to manage our business.

        Our growth strategy depends on our ability to open and operate new stores on a profitable basis. Opening new stores is dependent on a variety of factors including our ability to:

  •
  Identify suitable markets and sites for store locations;

  •
  Negotiate acceptable lease terms;

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  Hire, train and retain competent store personnel;

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  Maintain a proportion of new stores to mature stores that does not harm existing sales or profitability;

  •
  Foster current relationships and develop new relationships with vendors that are capable of supplying an increasing volume of merchandise;

  •
  Manage inventory effectively to meet the needs of new and existing stores on a timely basis; and

  •
  Expand our infrastructure to accommodate growth.

        In fiscal 2004, we opened 31 new Cache stores and in fiscal 2005 we opened 17 new Cache stores. We plan on opening approximately 20 new Cache stores in fiscal 2006, of which we have opened 17 through October 31, 2006. In addition, during the third fiscal quarter of fiscal 2006, we converted 16 Lillie Rubin locations to Cache Luxe stores. In fiscal 2007, we intend to open approximately 20 new Cache stores. We intend to continue to open a significant number of new stores in future years and to remodel many of our existing stores as their leases come up for renewal. Our proposed expansion will place demands on our operational, managerial and administrative resources. These increased demands could have a material adverse effect on our ability to manage our business. As we open more stores, our resources may come under greater strain and may prove to be inadequate. If we are unable to open new stores or remodel our existing stores as planned, or if our new stores are unsuccessful, it could have a negative impact on our financial performance. Even if we are able to open new stores as planned, some of our newly opened stores may not be commercially successful, possibly resulting in their closure at a significant cost to us or a material adverse effect on our financial condition or results of operations.

Our expansion into new markets could adversely affect our financial condition and results of operations.

        Some of our new stores will be opened in areas of the United States in which we currently have few or no stores. The expansion into new markets may present competitive, merchandising and administrative challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business, financial condition and results of operations. To the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

Our new Cache Luxe concept may not be successful, which could adversely affect our financial condition and results of operations and divert management's time and attention from our core Cache store business.

        In the third fiscal quarter of 2006, we opened 16 Cache Luxe stores. Almost all of our Cache Luxe stores are located in malls that also contain a Cache store. As a new concept, Cache Luxe may not be successful. It may detract from our existing Cache brand and/or result in reduced sales at Cache stores that are located in the same mall as a Cache Luxe store. The continued implementation and expansion of the Cache Luxe concept could divert our management's time and resources from our core Cache store business. If the results of operations of our Cache Luxe stores are not significantly better than the Lillie Rubin stores they replaced, there could be a material adverse effect on our business, financial condition and results of operations.

Our ability to attract new customers to our stores depends heavily on the success of the shopping malls in which we are located.

        All but a few of our existing stores are located in shopping malls. Sales at these stores are derived in large part from the volume of consumer traffic in these malls. Our stores benefit from the ability of malls and their other tenants to generate traffic. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls, or the continued popularity of malls as shopping destinations. A significant decrease in shopping mall traffic would have a material adverse effect on our results of operations.

Fluctuations in comparable store sales and quarterly results of operations could cause the price of our common stock to decline substantially.

        Our quarterly results of operations for our individual stores have fluctuated in the past and will continue to fluctuate in the future. Since the beginning of fiscal 2003, our quarterly comparable sales at Cache stores have ranged from an increase of 12% to a decrease of 3%. We cannot assure you that we will be able to increase comparable store sales in the future over any given period. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

  •
  Fashion trends;

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  Calendar shifts of holiday or seasonal periods;

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  The effectiveness of our inventory management;

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  Changes in our merchandise mix;

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  The timing of promotional events;

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  Weather conditions;

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  Changes in general economic conditions and consumer spending patterns; and

  •
  Actions of competitors or mall anchor tenants.

        If our future comparable store sales or our quarterly financial results fail to meet market expectations, then the market price of our common stock could decline substantially.

Our success depends in part on the efforts of our management team.

        Our success in implementing our business and growth strategies depends on the abilities and experience of our management team. If we were to lose the services of one or more members of this team, and in particular the services of Brian Woolf, our Chief Executive Officer, we may be

unable to find a suitable replacement on a timely basis. This in turn could adversely affect our business, financial condition and results of operations.

We rely on a relatively small number of domestic vendors, and our success depends on maintaining good relationships with these vendors to source our products.

        For the 39 weeks ended September 30, 2006, we purchased approximately 45% of our merchandise from five vendors, with approximately 27% being purchased from one vendor. In fiscal 2005, we purchased approximately 37% of our merchandise from five vendors, with approximately 21% being purchased from one vendor. The terms of our relationships with our vendors generally are not contractual and do not assure adequate supply or pricing on a long-term basis. If one or more of these vendors ceased to sell to us or significantly altered the terms of our relationship, we may be unable to obtain merchandise in a timely manner, in the desired styles, fabrics or colors, or at the prices and volumes we wish to purchase. This could hurt our ability to respond to changing fashion trends and thus our sales and profitability. We have been reducing the number of vendors with which we do business and anticipate continuing this process. As we continue to do so, the risks associated with a vendor ceasing to sell to us may increase. In addition, an increase in our direct-sourcing of merchandise from international vendors could cause our existing domestic vendors to reduce or eliminate their sales to us.

Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet our quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

        We purchase apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have short selling seasons for much of our inventory. Factors outside of our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns, all of which could have a material adverse effect on our financial condition and results of operations.

Substantially all of our merchandise is produced in foreign facilities. This subjects us to the risks of international trade and other risks generally associated with doing business in foreign markets.

        Substantially all of our vendors utilize overseas production facilities. The failure of foreign manufacturers to ship products to us in a timely manner could result in our stores lacking needed inventory. Any event causing a disruption of imports, including financial or political instability, currency fluctuations, terrorism or heightened security, trade restrictions in the form of tariffs or quotas or both, political or military conflict involving the United States, or the migration of manufacturers, could negatively affect our business, financial condition or results of operations. These adverse impacts may include an increased cost to us, reductions in the supply of merchandise or delays in our manufacturing lead time.

We rely on our manufacturers to use acceptable ethical business practices, and if they fail to do so, the Cache brand name could suffer reputational harm and our sales could decline or our inventory supply could be interrupted.

        We do not control our manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be canceled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

Our plans to increase our direct-sourcing of products sold in our stores from international vendors may not be successful, which could result in additional costs and manufacturing delays. To the extent that we increase direct-sourcing, interruptions in our direct-sourcing operations could result in lost sales and increased costs.

        We have limited experience with direct-sourcing from international vendors that can supply us merchandise at lower costs. In fiscal 2005, we directly-sourced approximately 8% of our merchandise. By the second half of fiscal 2007, we expect to increase direct-sourcing to approximately 20 to 25% of our merchandise, and we believe that we can increase the percentage of our merchandise that is directly-sourced to approximately 40 to 50% in the long-term. We cannot assure you that direct-sourcing will result in the cost savings we anticipate. Furthermore, we may not be able to effectively cultivate and manage these direct relationships with manufacturers, which could result in additional costs and manufacturing delays.

        To the extent that we are successful in significantly increasing direct-sourcing, we will be further subject to risks associated with doing business in foreign markets. Interruptions in our direct-sourcing operations could disrupt manufacturing, shipment or receipt of our merchandise, which could result in lost sales and increase our costs. Increasing our direct-sourcing could adversely affect our relationships with our existing domestic vendors.

We rely on third parties to distribute our merchandise. If these third parties do not adequately perform this function, our business would be disrupted.

        The efficient operation of our business depends on the ability of our vendors to ship merchandise through third party carriers, such as United Parcel Service, directly to our individual stores. These carriers typically employ personnel represented by labor unions and have experienced labor difficulties in the past. Due to our reliance on these parties for our shipments, interruptions in the ability of our vendors to ship our merchandise or the ability of carriers to fulfill the distribution of merchandise to our stores could adversely affect our business, financial condition and results of operations. The increase in fuel prices may also increase our shipping costs, which could adversely affect our business, financial condition and results of operations.

The raw materials used to manufacture our products and our distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

        The raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor could have a material adverse effect on our business, financial condition and results of operations.

Because our Cache brand is associated with all of our merchandise, our success depends heavily on the value associated with our brand. If the value associated with our brand were to diminish, our sales could decrease, causing losses or lower profits.

        Our success depends on our Cache brand and its value. The Cache name is integral to our business, as well as to the implementation of our new Cache Luxe concept. The Cache brand could be adversely affected if our public image or reputation were to be tarnished, which could result in a material adverse effect on our business.

We may be unable to protect our trademarks and other intellectual property rights.

        We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. There can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights, and we may be unable to successfully resolve those types of conflicts to our satisfaction.

Any material disruption of our information systems could disrupt our business and reduce our sales.

        Our information systems integrate all major aspects of our business, including sales, finance, distribution, purchasing, inventory control and merchandise planning. We have substantially completed the rollout of a new point-of-sale, or POS, system to all of our stores and installation of a wide area network that allows us to add functionality to our POS system, including the ability to process debit card transactions at lower rates, centralize credit authorizations, enhance labor scheduling, centralize our customer database, introduce our customer loyalty program, speed up customer transaction time and analyze real-time sales data. We are increasingly dependent on these information systems for the efficient operation of our business, including our web site, and to facilitate the enhancement of our marketing efforts.

        We may experience operational problems with our information systems as a result of system failures, viruses, computer "hackers" or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by any failure on our part to successfully maintain or perform additional upgrades to our systems, could cause information to be lost or delay our ability to process and make use of that information in our business, which may lead to declines in sales. In addition, if future changes in technology cause our information systems to become obsolete, or if our current information systems prove to be inadequate to support our growth, we could lose customers.

Our marketing efforts rely upon the effective use of customer information. Restrictions on the availability or use of customer information could adversely affect our marketing program, which could result in lost sales and a decrease in profits.

        We use our customer database to market to our customers. We intend to expand use of our customer database when we implement our customer loyalty program, which is expected to occur in the first half of fiscal 2007. Any limitations imposed on the use of such consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on our future marketing activity. In addition, to the extent our security procedures and protection of customer information prove to be insufficient or inadequate, we may become subject to litigation, which could expose us to liability and cause damage to our reputation or brand.

We are subject to numerous regulations that could affect our operations. Changes in such regulations could impact the operation of our business through delayed shipments of our goods, fines or penalties that could affect our profitability.

        We are subject to customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of proprietary credit cards and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by our employees, importers, buying agents, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We reported a material weakness in our internal control over financial reporting and, if we are unable to improve our internal controls, our financial results may not be accurately reported.

        In connection with the preparation of our Annual Report on Form 10-K for fiscal 2005, management identified a material weakness, due to an insufficient number of resources in the accounting and finance department, resulting in an ineffective review, monitoring and analysis of schedules, reconciliations and financial statement disclosures and several audit adjustments to the financial statements for the fiscal quarter and year ended December 31, 2005. As a result of this material weakness, we concluded that our disclosure controls and procedures were not effective as of December 31, 2005. Due to the pervasive effect of the lack of resources and the potential impact on the financial statements and disclosures and the importance of the annual and interim financial closing and reporting process, in the aggregate, there is more than a remote likelihood that a material misstatement of the annual financial statements would not have been prevented or detected.

        We continue our efforts to remediate this material weakness through ongoing process improvements and the implementation of enhanced policies and hiring of additional personnel, engaging third-party tax, financial and financial system consultants, improving quality control standards and providing additional training and education to our financial reporting and accounting personnel. Accordingly, this material weakness is not yet fully remediated. No material weaknesses will be considered remediated until the remedial procedures have operated for an appropriate period, have been tested, and management has concluded that they are operating effectively. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and that we will remediate the material weakness. Any failure to implement required new or improved controls or to remediate the material weakness, or difficulties encountered in their implementation, could prevent us from accurately reporting our financial results, result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations. In addition, we cannot assure you that we will not in the future identify further material weaknesses in our internal control over financial reporting that we have not discovered to date, which may impact the reliability of our financial reporting and financial statements. Insufficient internal controls could also cause investors to lose confidence in our reported financial information.

Risks Related to Our Industry

Our success depends on our ability to respond rapidly to ever-changing fashion trends and customer demands.

        Customer tastes and fashion trends change rapidly. Our success depends in large part on our ability to anticipate the fashion tastes of our customers, to respond to changing fashion tastes and consumer demands, and to translate market trends into fashionable merchandise on a timely basis. If we are unable to anticipate, identify or react to changing styles or trends, our sales may decline and we may be faced with excess inventories. If this occurs, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow moving inventory. This could also cause us to miss opportunities. Both of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge fashion tastes and our customers come to believe that we are no longer able to offer fashions that appeal to them, our brand image may suffer.

We may be adversely impacted at any time by a significant number of competitors.

        The women's apparel market is highly competitive, fragmented and characterized by low barriers to entry. We compete against a diverse group of retailers, including traditional department stores, national and local specialty retail stores, internet-based retailers and mail order retailers. Many of our competitors, particularly traditional department stores and national specialty retail stores, are larger and have greater resources to expend on marketing and advertising campaigns. In addition, many of these competitors are already established in markets that we have not yet penetrated and have greater name recognition in general. We cannot assure you that we will continue to be successful in competing against existing or future competitors. Our expansion into markets served by our competitors or entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

Our sales fluctuate on a seasonal basis and are sensitive to economic conditions and consumer spending patterns, leaving our operating results particularly susceptible to changes in shopping patterns.

        Our net sales and net income are generally highest each year during our fourth fiscal quarter (October, November and December) and lowest in our third fiscal quarter (July, August and September). Sales during any period cannot be used as an accurate indicator of our annual results. Any significant decrease in sales during the fourth quarter in a given year would hurt our profitability.

        Our business is also sensitive to changes in overall economic conditions and consumer spending patterns. Our growth, sales and profitability may be adversely affected by the timing of holidays, unfavorable local, regional, national or international economic and other conditions, including rising energy prices, climatological events such as hurricanes, or the effects of war, terrorism or the threat of either of these events.

If new legislation restricting the importation or increasing the cost of textiles and apparel produced abroad is enacted, our business could be adversely affected.

        Legislation that would restrict the importation or increase the cost of textiles and apparel produced abroad has been periodically introduced in Congress. The enactment of new legislation or international trade regulation, or executive action affecting international textile or trade agreements, could adversely affect our business. International trade agreements that can provide for tariffs and/or quotas can increase the cost and limit the amount of product that can be imported.

        The quota system established by the World Trade Organization was eliminated on December 31, 2004. We cannot be certain of the full impact that this elimination will have on international trade in general and the apparel industry in particular. We also cannot be certain of the impact of quota elimination on our business, including increased competition that could result from the importation of an increasing amount of lower priced apparel into the United States. Notwithstanding quota elimination, China's accession agreement for membership in the WTO provides that WTO member countries, including the United States, may re-impose safeguard quotas on specific products. In May 2005, the United States imposed unilateral quotas on several product categories, limiting growth in imports of these categories to 7.5% a year. The safeguard quotas in several categories have been extended by the United States government and will likely continue through 2008. These limitations apply to a limited number of products imported by us from China. We are unable to assess the potential for additional action by the United States government with respect to these or other product categories in the event that the quantity of imported apparel significantly disrupts the apparel market in the United States. Additional action by the United States in response to a disruption in its apparel markets could limit our ability to import apparel and increase our costs.

Risks Related to Our Common Stock and This Offering

Our share price has fluctuated significantly and could continue to fluctuate significantly.

        Between January 1, 2004 and November 7, 2006, the market price of our common stock has ranged from $10.90 to $23.63 per share. The stock market has, from time to time, experienced extreme price and volume fluctuations. The market price for our common stock may change significantly in response to various factors, including:

  •
  Periodic variations in the actual or anticipated financial results of our business or other companies in the retail industry;

  •
  A shortfall in net sales or net income from that expected in securities analysts' estimates or from that expected by investors;

  •
  The timing of new store openings and net sales contributed by new stores;

  •
  Material announcements by us or our competitors;

  •
  Public sales of a substantial number of common shares following this offering; and

  •
  Adverse changes in general market conditions or economic trends.

In the past, companies that have experienced volatility in the market price of their shares have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources, thus harming our business.

Shares eligible for public sale after this offering could adversely affect our stock price.

        The market price for our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of the estimated 16,011,003 shares that will be outstanding following the completion of this offering:

  •
  14,309,216 shares generally will be freely tradable in the public market, including all of the 1,875,000 shares offered under this prospectus;

  •
  approximately 1,701,787 additional shares may be sold after the expiration of the lock-up agreements entered into by our executive officers, directors and the selling stockholders in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144; and

  •
  1,432,050 additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans, which shares we anticipate will be freely tradable once issued, except for shares issued pursuant to options held by Brian Woolf, our Chief Executive Officer, Thomas Reinckens, our President and Chief Operating Officer, and Margaret Feeney, our Executive Vice President, Finance and Chief Financial Officer, which shares are subject to the above described lock-up agreements.

Provisions of our governing documents and Florida law could discourage acquisition proposals or delay a change in our control, and this may adversely affect the market price of our common stock or deny our stockholders a chance to realize a premium on their shares.

        Our articles of incorporation and by-laws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to our stockholders:

  •
  our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without further stockholder approval; and

  •
  there are limitations on who can call special meetings of stockholders.

        In addition, provisions of Florida law and our stock option plans may also discourage, delay or prevent a change in control of our company or unsolicited acquisition proposals.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "may," "will," "should," "can," "continue" or the negative of these terms or other comparable terminology. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors" and "Business" and in other sections of this prospectus that contain forward-looking statements. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors including, without limitation, ability to successfully open new stores, successful implementation of the Cache Luxe concept, dependence on management, dependence on vendors and distributors, reliance on foreign manufacturers, material weakness in our internal controls, industry trends, merchandise and fashion trends, competition, seasonality and changes in general economic conditions and consumer spending patterns, as well as other risks outlined from time to time in the filings of Cache, Inc. with the Securities and Exchange Commission. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of 200,000 shares of our common stock in this offering of approximately $3.7 million, based on an assumed public offering price of $22.45, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders.

        We expect to use our net proceeds from this offering for general corporate purposes.

PRICE RANGE OF COMMON STOCK

        Our common stock is quoted on the Nasdaq Global Select Market under the symbol "CACH." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market until June 30, 2006, and the Nasdaq Global Select Market after that date. Share prices have been adjusted to reflect the three-for-two stock split completed on June 18, 2004.

	High	Low
Fiscal Year Ending December 30, 2006
First Fiscal Quarter	$19.77	$15.87
Second Fiscal Quarter	20.65	15.71
Third Fiscal Quarter	19.80	15.00
Fourth Fiscal Quarter (through November 7, 2006)	22.83	17.23
Fiscal Year Ending December 31, 2005
First Fiscal Quarter	$18.05	$13.30
Second Fiscal Quarter	17.69	10.90
Third Fiscal Quarter	18.52	13.71
Fourth Fiscal Quarter	19.09	14.47
Fiscal Year Ending January 1, 2005
First Fiscal Quarter	$21.59	$12.50
Second Fiscal Quarter	23.63	13.39
Third Fiscal Quarter	15.85	11.31
Fourth Fiscal Quarter	18.53	13.69

        On November 7, 2006, the last reported sale price of our common stock on the Nasdaq Global Select Market was $22.45 per share. As of November 7, 2006, there were approximately 304 registered holders of record of our common stock.

DIVIDEND POLICY

        We have never paid any cash dividends with respect to our common stock and currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings for use in the operation and expansion of our business.

CAPITALIZATION
(In thousands, except share and per share amount)

        The following table summarizes our cash, cash equivalents and marketable securities, and capitalization as of September 30, 2006. This information is presented on an actual basis and as adjusted basis to give effect to the sale of 200,000 shares of common stock by us in this offering at an assumed public offering price of $22.45 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

        The shares of common stock below reflected in stockholders' equity exclude shares of common stock issuable and reserved for future issuance under our option plans. The information in this table should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus.

        The outstanding share information in the table excludes, as of September 30, 2006, 1,452,050 shares of common stock issuable upon the exercise of outstanding stock options and the underwriters' over allotment-option to purchase from us up to an additional 6,250 shares of common stock.

	September 30, 2006
	Actual	As Adjusted
Cash, cash equivalents and marketable securities	$53,529	$57,194

Long-term debt	$—	$—
Stockholders' equity
Common stock, par value $0.01 per share; 20,000,000 shares authorized; 15,791,003 shares issued and outstanding, actual; and 15,991,003 shares issued and outstanding, as adjusted	158	160
Additional paid-in capital	36,525	40,724
Retained earnings	67,459	66,923

Total stockholders' equity	104,142	107,807

Total capitalization	$104,142	$107,807

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share and store data)

        The following table sets forth our selected consolidated financial and store data for fiscal years 2001, 2002, 2003, 2004 and 2005 and for the 39 weeks ended October 1, 2005 and September 30, 2006. We operate on a 52- or 53-week fiscal year ending on the Saturday closest to December 31st. Our fiscal year consists of three accounting periods of 13 weeks each and a final period of 13 or 14 weeks. Fiscal 2001 ended on December 29, 2001, fiscal 2002 ended on December 28, 2002, fiscal 2003 ended on December 27, 2003, fiscal 2004 ended on January 1, 2005 and fiscal 2005 ended on December 31, 2005. Fiscal 2006 ends on December 30, 2006. The information in this table for the periods ended December 29, 2001, December 28, 2002, December 27, 2003, January 1, 2005 and December 31, 2005 is derived from our audited financial statements. In the opinion of our management, all known adjustments necessary for a fair presentation of the results of the 39-week periods ended October 1, 2005 and September 30, 2006 have been made. These adjustments consist primarily of normal recurring accruals and estimates that impact the carrying value of assets and liabilities. Actual results may materially differ from these estimates. The 39-week periods ended October 1, 2005 and September 30, 2006 include all normal recurring adjustments which in the opinion of our management are necessary for these periods. Our results of operations for the 39 weeks ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year or for any future period. All share and per share information in this prospectus has been retroactively adjusted to reflect the three-for-two stock split completed on June 18, 2004.

						39 Weeks Ended
	52 Weeks Ended December 29, 2001	52 Weeks Ended December 28, 2002	52 Weeks Ended December 27, 2003	53 Weeks Ended January 1, 2005	52 Weeks Ended December 31, 2005	October 1, 2005	September 30, 2006
Statement of Income Data:
Net sales	$180,750	$200,315	$216,256	$247,300	$266,345	$187,025	$195,438	(1)
Cost of sales	117,201	116,490	120,731	135,745	144,984	103,413	102,693

Gross profit	63,549	83,825	95,525	111,555	121,361	83,612	92,745
Store operating expenses	51,285	57,322	63,546	76,466	85,529	62,379	67,055
General and administrative expenses	8,929	12,190	14,074	14,221	15,824	12,224	15,340
Lillie Rubin exit costs	—	—	—	—	—	—	5,518	(4)

Operating income	3,335	14,313	17,905	20,868	20,008	9,009	4,832
Other income, (net)(2)	1,858	260	273	459	1,072	679	1,850

Income before income taxes	5,193	14,573	18,178	21,327	21,080	9,688	6,682
Income tax provision	1,895	5,632	7,089	8,030	7,675	3,824	2,606

Net income	$3,298	$8,941	$11,089	$13,297	$13,405	$5,864	$4,076

Earnings per share:
Basic earnings per share	$0.24	$0.66	$0.78	$0.85	$0.85	$0.37	$0.26
Diluted earnings per share	$0.24	$0.62	$0.75	$0.83	$0.83	$0.37	$0.25
Weighted average shares outstanding:
Basic	13,637	13,650	14,256	15,589	15,726	15,714	15,784
Diluted(3)	13,844	14,448	14,721	16,004	16,150	16,017	16,160
Store Data:(4)
Number of stores open at end of period:
Total	222	234	255	291	306	301	294
Cache/Cache Luxe	197	207	227	254	267	262	289
Lillie Rubin	25	27	28	37	39	39	5

Net sales per average square foot:(5)
Total	$408	$438	$450	$461	$450	$318	$319
Cache/Cache Luxe	$425	$450	$456	$462	$461	$320	$320
Lillie Rubin	$300	$337	$355	$398	$320	$244	$192
Comparable store sales growth:(6)
Total	0%	7%	3%	5%	4%	5%	3%
Cache	0%	7%	3%	4%	6%	5%	4%
Lillie Rubin	1%	5%	6%	8%	(10)%	(7)%	(18)%
	As of December 29, 2001	As of December 28, 2002	As of December 27, 2003	As of January 1, 2005	As of December 31, 2005	As of October 1, 2005	As of September 30, 2006
Balance Sheet Data:
Working capital	$20,197	$26,654	$41,034	$53,469	$63,786	$56,210	$70,272
Total assets	61,182	76,480	104,067	132,028	150,884	142,140	151,802
Total long-term debt	—	—	—	—	—	—	—
Stockholders' equity	36,306	45,292	65,142	84,840	98,996	91,342	104,142

(1)
Includes recognition of $2.4 million of breakage income for previously issued gift cards and merchandise credits.
(2)
Other income in fiscal 2001 included $1.5 million from the settlement of a trademark litigation claim undertaken against a third party, net of professional fees related to the lawsuit. Other income generally consists of interest income.
(3)
Diluted weighted average shares for the fiscal years ended December 29, 2001, December 28, 2002, December 27, 2003, January 1, 2005 and December 31, 2005 and for the 39 weeks ended October 1, 2005 and September 30, 2006 include 207,000, 798,000, 465,000, 415,000, 424,000, 303,000 and 376,000 shares, respectively, due to the potential exercise of stock options that were outstanding and exercisable during those periods.
(4)
During the third fiscal quarter of 2006, we converted 16 Lillie Rubin stores to Cache Luxe locations, combined three Lillie Rubin stores with adjacent Cache stores, converted one Lillie Rubin store to a Cache location and closed 12 additional Lillie Rubin locations. Our five remaining Lillie Rubin locations are expected to be closed by the end of the first fiscal quarter of 2007.
(5)
Average sales per square foot are calculated by dividing net sales by the weighted average store square footage available.
(6)
Comparable store sales data is calculated based on the net sales of stores open at least 12 full months at the beginning of the period for which the data are presented.

BUSINESS

        We are a nationwide, mall-based specialty retailer of lifestyle sportswear and dresses targeting style-conscious women. Our merchandise offerings extend from elegant eveningwear to sophisticated casual and daytime sportswear, which encompasses a variety of tops, bottoms, dresses and accessories, all of which are sold under our Cache brand. We believe the appeal of our merchandise is enhanced through the intimate boutique-like environment we offer to our customers. This environment is achieved through a high level of customer service combined with our smaller store format, which averages approximately 2,000 square feet. As of September 30, 2006, we operated 289 Cache and Cache Luxe stores, primarily situated in central locations in high traffic, upscale malls, in 43 states, Puerto Rico and the U.S. Virgin Islands.

        We target women between the ages of 25 and 45 through our differentiated merchandising mix and exciting Cache and Cache Luxe store environments. Our sportswear embodies a mix of lifestyle separates for both day and evening. Our diverse merchandise, which includes dresses for daytime and evening, continues to be an important dress resource and destination for our target customers. Our accessories complement the seasonal themes and palettes of our sportswear and dresses.

        We differentiate ourselves from other mall-based specialty retailers of women's apparel and department stores by serving a specific market niche: social occasion apparel with a missy fit. Our target customers desire to feel attractive and be admired by others. For them, social occasion dressing relates more to an attitude than a specific type of event. The Cache woman seeks apparel that is both fashion forward and trend driven, as well as tasteful and age-appropriate.

        Our Cache Luxe concept primarily focuses on our daytime and evening merchandise. This concept is expected to broaden our customer base, enable us to offer a larger selection of evening apparel and accessories at higher price points and leverage our marketing under a single Cache brand. In addition, Cache stores located in malls containing a Cache Luxe store will have increased capacity to offer an expanded casual assortment. Almost all of our current Cache Luxe stores are in malls that also contain a Cache store.

Competitive Strengths

        We believe our greatest competitive advantage is our ability to provide upscale, fashion-forward lifestyle apparel offerings with a missy fit in a boutique-like retail environment. We capitalize on this advantage through our ability to:

        Target a Highly Desirable and Underserved Market.  Our target market is comprised of women between the ages of 25 and 45 with higher income levels who desire a missy fit. As compared to other demographics, the shopping options for these style-conscious customers tend to be limited to either large department stores or independent boutiques, particularly for social occasion dressing. We believe that this creates a significant opportunity for us to attract those customers seeking a more intimate shopping experience and higher levels of customer service. Our customer wants contemporary fashion that has versatile functionality and provides her with the aspirational look she desires.

        Provide a Destination Store with a Boutique Environment.  We believe that our boutique store environment, combined with our fashion-forward lifestyle apparel offerings, makes a Cache or Cache Luxe store a shopping destination for our target customers. We believe that our discerning target customer enjoys an intimate boutique atmosphere. We provide this environment through a variety of means. First, our stores are smaller than many other specialty apparel retailers, which ensures a more intimate feel. Second, we offer highly personalized customer service. Our level of staffing and smaller store format enable our staff to be highly visible and accessible, as well as reset merchandise quickly for changing trends and tastes. Third, we offer our customers a variety of additional services to enhance their overall shopping experience. For example, our special order system allows a customer to receive an out-of-stock item overnight from another store. Similarly, we offer our customers personalized style consultation or fitting at a store near her.

        Offer Differentiated Lifestyle Merchandise.  We believe that our merchandise provides a missy fit and more edgy and sophisticated fashion than merchandise offered by other mall-based specialty retailers. We interpret the latest fashion trends for our missy customers, thereby offering lifestyle apparel unavailable elsewhere. Our merchandise offerings include sophisticated casual and daytime sportswear, shorter length dresses for day and evening, evening sportswear and formal dresses. These offerings, which are differentiated by sexy styling and sophisticated fashion content, allow our target customers to dress up or dress down with apparel that is versatile enough to be worn at work during the day and for going out at night.

        Source Merchandise with Speed and Flexibility.  We focus on sourcing relationships with a select number of key suppliers and work closely with them to design and manufacture apparel to be sold under our Cache brand. By collaborating with these vendors, we are able to respond more rapidly to shifting fashion tastes and changes in sell-through trends, as well as conduct frequent test-and-order cycles prior to broad merchandise introductions. In addition, our suppliers drop ship all merchandise directly to our stores, increasing delivery speed and reducing inventory risk. This drop ship system is supplemented by an automated special order system that allows us to efficiently ship merchandise between stores if necessary. We believe that by refreshing our merchandise assortment frequently, we have increased our traffic count and customer conversion, leading to higher full-price sell-through.

        Execute with a Proven Management Team.  Our executive management and key employees have extensive industry expertise in all areas of specialty retailing. Brian Woolf, our Chief Executive Officer for the past six years, has over 30 years of industry experience, most recently in senior management at The Limited. Tom Reinckens, our President and Chief Operating Officer, has been with us since 1987 and has served in all areas of operations and finance during his tenure. Maggie Feeney, our Executive Vice President, Finance and Chief Financial Officer, has served in a variety of financial and operational capacities with us since 1992. In addition, over the last 18 months, we have added or promoted six senior managers in operations and merchandising, most of whom have over 15 years of experience with leading apparel wholesalers and retailers. These additions and promotions complement our strong existing management team, many of whom have been with us for more than ten years.

Growth Strategy

        Our objective is to capitalize on our distinct brand identity and differentiated merchandise offerings to accelerate our growth. We intend to do so through the following:

        Open and Remodel Cache Stores.  We plan to continue to open additional mall-based Cache stores and remodel existing Cache stores, as leases come up for renewal. In fiscal 2004, we opened 31 new Cache stores and in fiscal 2005 we opened 17 new Cache stores. We plan on opening approximately 20 Cache stores in fiscal 2006, of which we have opened 17 through October 31, 2006. Our remodeled store format optimizes space, enhances merchandise displays and facilitates customer flow. We remodeled 19 Cache stores in fiscal 2004 and 20 in fiscal 2005, and expect to remodel approximately 15 stores in fiscal 2006, of which 11 stores have been completed through October 31, 2006. By the end of fiscal 2006, we expect to have remodeled approximately 70% of our Cache stores. In addition, we believe there are opportunities for us to open additional full-priced Cache stores in alternate, non-mall locations, including street locations. We currently operate five street locations and are exploring several new street locations. We believe, based upon our recent experience, that street locations can be as or more profitable than our mall-based stores. Based on our internal market analysis, we believe that the potential exists for at least 500 Cache stores nationwide.

        Further our Cache Luxe Concept.  During the third fiscal quarter of 2006, we converted 16 Lillie Rubin stores to Cache Luxe stores and expanded three Cache locations to include Cache Luxe merchandise. We believe that there is greater sales and profit potential in Cache Luxe than we were able to achieve with our Lillie Rubin stores. Cache Luxe stores are in upscale mall locations that also contain an existing Cache store, often nearby. We believe the Cache Luxe concept will allow us to:

  •
  Broaden our customer base;

  •
  Increase our sportswear and accessories offerings in our traditional Cache stores located in malls that also contain a Cache Luxe store;

  •
  Enhance our overall sales productivity; and

  •
  Leverage our marketing under a single Cache brand.

During fiscal 2007, we will focus on refining our Cache Luxe concept and do not expect to open any Cache Luxe stores. Based on our preliminary internal market analysis, we believe that the potential exists for at least 50 to 75 Cache Luxe stores.

        Source Directly From International Vendors.  In early 2006, we hired an executive whose primary responsibility is to increase our direct-sourcing of merchandise. Directly-sourced merchandise is expected to have higher gross margins due to the reduction in our use of domestic vendors who primarily directly-source merchandise from overseas. In fiscal 2005, we directly-sourced approximately 8% of our merchandise. By the second half of fiscal 2007, we expect to directly-source approximately 20 to 25% of our merchandise and believe that we can increase the percentage of our merchandise that is directly-sourced to approximately 40 to 50% in the long-term. We expect to utilize foreign agents as we transition to direct-sourcing in order to seek the lowest possible cost and mitigate execution risk.

        Enhance Marketing Efforts.  Over the last year, we have taken several steps to improve our marketing initiatives in an effort to enhance our brand recognition. In July 2006, we retained a leading consultant to spearhead our new marketing effort, including direct marketing, advertising and introduction of a customer loyalty program. To support this new marketing effort, we plan on increasing our marketing expenses as a percentage of our net sales. Additionally, we have substantially completed our roll-out of a new POS system, which, among other things, is expected to allow us to introduce a customer loyalty program in the first half of fiscal 2007. We believe this loyalty program will significantly improve our ability to leverage our customer database, which contains more than 1.5 million names. We believe that a customer loyalty program could help us achieve higher comparable store sales and improve our margins.

Merchandising

        Our merchandising focuses on providing an edited selection of sportswear and dresses extending from casual and daytime sportswear into elegant eveningwear, as well as a collection of complementary accessories. All of our merchandise is sold under our own Cache label. We employ a constant process of test-and-ordering that allows us to restock popular items during the same season. We also maintain a key item strategy, providing some popular and core items for longer periods to meet ongoing customer demand. New merchandise arrives on a frequent basis at each of our stores, giving our customers a reason to visit often. We introduce new floor sets into each of our stores approximately every six weeks. These new floor sets provide exciting changes in visual merchandising within both our stores and our window presentations.

  Merchandise

        We design and market three general categories of merchandise:

    Sportswear. Sportswear consists of related tops and bottoms, versatile enough to be worn during the day or out for evening events. Price points for sportswear in our Cache stores generally range from $60 to $300.

    Dresses. Dresses range from shorter lengths for cocktail and day-into-evening wear to special occasion long dresses. Price points for dresses in our Cache stores generally range from $125 to $450.

    Accessories. Accessories consist primarily of jewelry, belts and handbags selected to complement our sportswear and dress selections. Price points for accessories in our Cache stores generally range from $30 to $150.

        While the majority of our merchandise is the same in all of our stores of the same concept, we employ both lower price point merchandise and higher priced merchandise in select Cache locations. Our new Cache Luxe stores generally have higher price points than our Cache stores.

        The following table indicates the percentage of net sales by merchandise category at our Cache and Cache Luxe stores for each of the periods indicated below:

				39 Weeks Ended
	52 Weeks Ended December 27, 2003	53 Weeks Ended January 1, 2005	52 Weeks Ended December 31, 2005	October 1, 2005	September 30, 2006
Sportswear	67.3%	69.1%	68.7%	65.2%	62.2%
Dresses	24.3	22.3	21.7	25.4	28.2
Accessories	8.4	8.6	9.6	9.4	9.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        The percentage of net sales represented by dresses at our Cache stores is typically higher in the first half of the year due to the Easter, wedding and prom seasons.

  Design

        Our merchandise offerings are organized around the spring and fall seasons. Our merchandising team is currently comprised of a designer, merchants who specialize in particular fashion classifications and executive management. Following the end of a season, our merchandising team reviews data from that season's results as well as market research, retail trends and trade shows. Based on this information, our team develops seasonal themes, which will influence our exclusive designs for the following year.

        Prior to each season, we begin to coordinate with our vendors to select specific styles that reflect seasonal themes. In collaboration with our vendors, our merchants adjust test garments for color and style to ensure offerings reflect the appropriate balance between fashion content and marketability. Our team then works with our technical department, in-house fit model and manufacturers to guarantee our missy fit and high-comfort standards are met. Our close relationships with our vendors facilitates a fluid design cycle that enables us to create fashion-forward, exclusive styles and test merchandise in select stores before store roll-outs.

        Accessories are manufactured for us by third party vendors, a process that allows our design and merchandising team to focus on our core apparel offerings. We also maintain close relationships with our accessory vendors so that our accessories complement our seasonal themes and palettes.

  Planning

        We conduct our planning process based on our historical point-of-sale data, economic trends, seasonality and anticipated demand based on market tests. We determine at a corporate level the composition and amount of our merchandise by product, print, color, style and size. Our vendors are then able to negotiate bulk material purchases with their suppliers, which we believe enables us to obtain better pricing.

        Our merchandising and planning teams determine the appropriate level and type of merchandise for each store and communicate that information to our vendors who drop ship the merchandise to each store. Following receipt at our stores, the merchandising staff obtains daily sales information and store-level inventory generated by our POS system. Based upon this data, management makes decisions with respect to re-orders, store transfers and markdowns.

        In addition to introducing new merchandise, we employ a key item strategy whereby we maintain an inventory of core items in every store. This provides customers with a level of certainty that these items will be in stock when they visit. In certain situations, a store that is experiencing particularly strong sell-throughs relays the information to our management team and merchandisers, who in turn may add or adjust new merchandise in response to this feedback.

  Sourcing and Distribution

        Our relationships with our vendors and their ability to drop ship products to our stores allow us to respond quickly to fashion preferences and demand, and reduce inventory risk. We currently purchase the vast majority of our merchandise from third party agents who arrange for the manufacture of our apparel overseas. Our five largest vendors accounted for approximately 37% of our purchases in fiscal 2005 and 45% of our purchases during the 39 weeks ended September 30, 2006, and our largest vendor accounted for 21% of our purchases during fiscal 2005 and 27% of our purchases during the 39 weeks ended September 30, 2006.

        In early 2006, we hired an executive whose primary responsibility is to increase the sourcing of merchandise directly from overseas manufacturers. Directly-sourced merchandise is expected to have a higher gross margin due to the reduction in our use of domestic vendors who primarily directly-source merchandise from overseas. In fiscal 2005, we directly-sourced approximately 8% of our merchandise, and believe that we have the opportunity to increase that amount significantly over time without compromising our delivery cycle.

        Our merchandise is drop shipped directly by our vendors to our individual stores rather than sent to a warehouse or distribution center. Drop shipping significantly decreases our distribution expenses and reduces the time required to deliver merchandise to our stores.

Store Operations

  Store Design and Environment

        Most of our stores range in size from approximately 1,500 to 2,500 square feet, with our typical store averaging approximately 2,000 square feet. We believe that our relatively smaller store size enables us to create a boutique-like atmosphere by providing a more intimate shopping environment and a higher level of customer service than department stores. Most of our stores are open during the same hours as the malls in which they are located, typically seven days and six nights a week.

        We continue to remodel our Cache stores to enhance their appeal to our customers, including increasing access to merchandise, facilitating movement throughout the store and improving our merchandise displays. Our remodeled store design emphasizes a modern, sophisticated and well-lit atmosphere with streamlined exteriors and sleek interiors. In addition, we have moved the dressing rooms from the middle of the store to the rear, and check-out locations from the front of the store to the side. This eliminates barriers to movement throughout the store and permits greater flexibility in merchandise displays, allowing us to more effectively market our clothing.

        We began to remodel existing stores using this new design in late fiscal 2001. We generally remodel stores as leases come up for renewal. We remodeled 20 Cache stores in fiscal 2005 and expect to remodel approximately 15 stores in fiscal 2006 and 20 stores in fiscal 2007. By the end of fiscal 2006, we expect that we will have remodeled approximately 70% of our Cache stores. Most store remodels take from six to eight weeks. During this period, we typically utilize temporary locations in the mall near our existing locations so that customers can continue to shop for our merchandise.

  Store Management and Training

        We organize our stores into regions and districts, which are overseen by four regional vice presidents and 36 district managers. Each of our district managers is typically responsible for eight to 12 stores. We typically staff our stores with two opening employees, three mid-day employees and two closing employees.

        We seek to provide our customers with superior customer service. To promote this part of our strategy, store managers receive both salaries and performance-based bonuses. We pay sales associates and assistant managers on an hourly basis and offer them performance incentives. From time to time, we offer additional incentives, such as sales contests, to both management and sales associates. Additionally, we place special emphasis on the recruitment of fashion-conscious and career-oriented sales personnel. We train most new store managers in designated training stores and train most other new store sales personnel on the job.

  Store Locations

        As of September 30, 2006, we operated 289 Cache and Cache Luxe stores located in 43 states, as well as Puerto Rico and the U.S. Virgin Islands.

        The following table indicates our Cache stores by state as of September 30, 2006:

Alabama	7	Louisiana	4	Oklahoma	2
Arizona	4	Maryland	7	Oregon	2
Arkansas	1	Massachussets	9	Pennsylvania	8
California	29	Michigan	6	Rhode Island	2
Colorado	4	Minnesota	2	South Carolina	5
Connecticut	4	Mississippi	1	Tennessee	6
Delaware	1	Missouri	4	Texas	22
Florida	35	Nebraska	2	Utah	1
Georgia	9	Nevada	7	Vermont	1
Hawaii	3	New Hampshire	3	Virginia	7
Illinois	9	New Jersey	13	Washington	4
Indiana	3	New Mexico	2	West Virginia	1
Iowa	2	New York	13	Wisconsin	3
Kansas	2	North Carolina	8	Puerto Rico	1
Kentucky	3	Ohio	10	U.S. Virgin Islands	1

        The following table indicates our Cache Luxe stores by state as of September 30, 2006:

Arizona	1	Louisiana	1	North Carolina	1
Florida	7	Michigan	2	Tennessee	1
Georgia	1	New Jersey	1	Texas	1

        The following table indicates the number of Cache stores opened and closed over the past five fiscal years and during the 39 weeks ended September 30, 2006:

Fiscal Period	Stores Open at Beginning of Period	Stores Opened During Period	Stores Closed During Period	Stores Open at End of Period
FY2001	190	9	2	197
FY2002	197	10	0	207
FY2003	207	22	2	227
FY2004	227	31	4	254
FY2005	254	17	4	267
FY2006 (as of September 30, 2006)	267	12	6	273

  New Store Development

        During fiscal 2005, we opened 17 Cache stores and closed four Cache stores. During the second fiscal quarter of 2006, we purchased five leases from April Cornell and converted these five locations to Cache stores. We also converted one of our Lillie Rubin stores to a Cache store. Of the approximately 20 Cache stores we planned to open in fiscal 2006, we have opened 12 stores, including these six locations, as of September 30, 2006. During the 39 weeks ended September 30, 2006, we closed six Cache stores as part of our ongoing efforts to eliminate under performing stores. In fiscal 2007, we intend to open approximately 20 new Cache stores.

        In connection with the introduction of our Cache Luxe concept in the third fiscal quarter of 2006, we converted 16 Lillie Rubin locations to Cache Luxe stores and combined three Lillie Rubin locations with adjacent Cache stores allowing us to include Cache Luxe merchandise in these three expanded Cache stores. Almost all of our Cache Luxe stores are in malls that contain a Cache store.

        We continually review potential new locations for stores. We locate our new stores primarily in upscale shopping malls. When selecting a new mall site, we target high traffic locations with suitable demographics and favorable lease economics. When evaluating a new mall location, we also look at the principal and anchor stores in the mall, location of our store within the mall and other specialty stores located in the mall.

        We currently operate five street locations and two outlet stores. We believe that street locations and outlet stores can enhance our potential store base. We plan to expand our openings of street locations and outlet stores.

Marketing and Promotion

        We use a variety of media to promote our brand and increase sales, consisting primarily of advertisements in magazines such as Cosmopolitan, Elle, People and Vogue. In addition, during the third fiscal quarter of 2006 we began broadcast and cable television advertising. We have increased our advertising and marketing expenditures as a percentage of net sales, as we believe this will help us increase our future sales.

        We target our direct mail campaigns to existing Cache customers. Over the past several years, we have built a database of over 1.5 million Cache customers from our POS system and mail approximately 10 to 12 marketing packages per year to these customers. Our customer tracking system enables us to identify and target specific merchandise promotions for particular customers. We also send e-mail notices to customers.

        Our brand is also supported by visual merchandising, which consists of window displays, front table layouts and various in-store promotions. Visual merchandising is an important component of our marketing and promotion strategy since our mall locations provide us with significant foot traffic. We make decisions regarding store displays and signage at the corporate level, ensuring a consistent appearance throughout all our stores. In addition, we encourage store management to become involved in community affairs, such as participating in local charity fashion shows, to expand our brand recognition and meet potential customers.

        We expect to launch our customer loyalty program during the first half of fiscal 2007 with the assistance of our new marketing consultant and will gradually roll out the program to all our stores. Under the customer loyalty program, we intend to reward customers based upon the volume of their purchases. The loyalty program will be marketed in-store and by direct mail, as well as online and in targeted advertising media.

        Our web site, http://www.cache.com, allows customers to search for Cache store locations, purchase merchandise online, view currently available styles and schedule private fittings of merchandise at any Cache store. Over the past three years, web site sales have increased from approximately $1.3 million in fiscal 2003 to approximately $2.4 million in fiscal 2005.

Competition

        The market for women's sportswear, dresses and accessories is highly competitive. We compete primarily with specialty retailers of women's apparel and department stores located in the same mall or a nearby location. We believe our target customers choose to purchase apparel based on the following factors:

  •
  Style and fashion;

  •
  Fit and comfort;

  •
  Customer service;

  •
  Shopping convenience and environment; and

  •
  Value.

Information Systems

        We have historically invested in information systems to improve sales, gain efficiencies and reduce operating costs. Our information systems integrate all major aspects of our business, including sales, finance, distribution, purchasing, inventory control and merchandise planning. Our stores utilize a POS system with price look-up capabilities for both inventory and sales transactions. The rollout of a new POS system to all of our stores was begun early in 2006 and is substantially completed. We also installed a wide area network as part of this upgrade, which allows us to add functionality to our POS system including the ability to process debit card transactions at lower rates, centralize credit authorizations, enhance labor scheduling, centralize our customer database, introduce our customer loyalty program, speed up customer transaction time and analyze real-time sales data. In addition, we began to sell gift cards and use merchandise credit cards during the second half of 2006, replacing paper-based gift certificates and merchandise credits.

Trademarks and Service Marks

        We are the owner in the United States of the "Cache" trademark and service marks. The marks are registered with the United States Patent and Trademark Office. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Our rights to the "Cache" mark are a significant part of our business. Accordingly, we intend to maintain this mark and the related registration. We are currently unaware of any material claims of infringement or other challenges to our right to use our marks in the United States.

Employees

        As of September 30, 2006, we had approximately 2,680 employees, of whom approximately 1,250 were full-time employees and approximately 1,430 were part-time employees. As of September 30, 2006, we had approximately 2,540 store personnel and approximately 140 non-store personnel. None of these employees is represented by a labor union. We consider our employee relations to be satisfactory.

Properties

        Substantially all of our stores are located in shopping malls. Most of our stores have between 1,500 and 2,500 square feet of space, with the typical store averaging 2,000 square feet. All of our stores are in leased facilities, and we typically negotiate our rental agreements based on our portfolio of store locations with a particular landlord rather than on an individual basis. Rental terms usually include a fixed minimum rent plus a percentage rent based on sales in excess of a specified amount. In addition, we generally are required to pay a charge for common area maintenance, utility consumption, promotional activities and/or advertising, insurance and real estate taxes. Many leases contain fixed escalation clauses. Most leases contain leasehold improvement reimbursements from landlords and/or rent holidays. In recognizing landlord incentives and minimum rent expenses, we amortize the charges on a straight line basis over the lease term.

        We believe that our properties are in good operating condition and will adequately serve our needs for at least the next 12 months. We also anticipate that, if required, suitable additional or alternative space will be available on commercially reasonable terms to accommodate our operations.

        Our leases expire at various dates through 2019. The following table indicates the periods during which our leases expire. This table does not include the leases for the five Lillie Rubin stores that we expect to close by the end of the first fiscal quarter of 2007.

Fiscal Years	Number of Stores
Present–2008	42
2009–2011	52
2012–2014	98
2015–2017	96
2018–2019	1

Total	289

        We occupy 20,000 square feet of office space located at 1440 Broadway in New York City for our executive offices. We currently lease this space under a 10-year lease through 2013 at a rate of approximately $543,000 per year, subject to escalation.

        We contract for space in a warehouse in New York on an as-needed basis to serve as a staging area for new store inventories and fixtures.

Legal Proceedings

        We are party to various lawsuits arising in the ordinary course of our business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on our liquidity or operating results.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth information concerning our executive officers, directors and key employees:

Name	Age	Position
Executive Officers and Directors
Brian Woolf	58	Chief Executive Officer and Chairman of the Board
Thomas E. Reinckens	53	President and Chief Operating Officer
Margaret J. Feeney	48	Executive Vice President, Finance and Chief Financial Officer
Allan N. Jacobson	55	Executive Vice President, Sourcing and Production
Gene G. Gage(1)(2)(3)	58	Director
Arthur S. Mintz(1)(2)(3)	60	Director
Andrew M. Saul(2)(3)	60	Director
Morton J. Schrader(1)(2)(3)	74	Director
Key Employees
Cynthia Alexander	36	Vice President and Divisional Merchandise Manager
Victor Coster	49	Treasurer and Secretary
Lisa Decker	44	Vice President, Marketing and Advertising
Clifford Gray	52	Vice President, Construction
Mae Soo Hoo	51	Vice President, Merchandising for Dresses
Donna James	45	Vice President, Store Operations
Joanne Marselle	46	Vice President, Planning and Distribution
Tongyan Wang	45	Vice President, Information Technology

(1)
Member of the Audit Committee.

(2)
Member of the Compensation and Plan Administration Committee.

(3)
Member of the Nominating and Governance Committee.

  Executive Officers and Directors

        Brian Woolf has served as our Chief Executive Officer and Chairman of the Board since October 2000. From March 1999 to October 2000, Mr. Woolf served as Vice President and General Merchandise Manager for The Limited.

        Thomas E. Reinckens has served as our President and Chief Operating Officer since October 2000. Mr. Reinckens joined our company in February 1987 and has held various positions throughout his tenure, most recently serving as Chief Financial Officer from November 1989 to October 2000 and Executive Vice President from September 1995 to October 2000. Mr. Reinckens previously served as a director of Cache from February 1993 until October 2004.

        Margaret J. Feeney has served as Executive Vice President, Finance and Chief Financial Officer since May 2005. Ms. Feeney was promoted to Vice President, Finance in July 2001. Ms. Feeney has served in a variety of financial and operational capacities with us since 1992.

        Allan N. Jacobson has served as Executive Vice President, Sourcing and Production since February 2006. Prior to joining us, Mr. Jacobson served as the Managing Director of Link Trading (FE), Ltd., an apparel sourcing company, from 1993 until 2006.

        Gene G. Gage has served as one of our directors since September 2004. Since January 2002, Mr. Gage has served as the President and Chief Executive Officer of Gage Associates, LLC, a firm which provides financial planning and services to individuals and businesses. From March 2000 to

January 2002, Mr. Gage served as Chief Executive Officer and as a director of ICDL-US, LLC, a company providing computer literacy training skills for desktop software applications. He is a certified public accountant, as well as a certified financial planner.

        Arthur S. Mintz has served as one of our directors since September 2002. Mr. Mintz has served as the President of Bees and Jam, Inc., an apparel manufacturer, since 1971.

        Andrew M. Saul has served as one of our directors since 1986. Mr. Saul also served as our Chairman of the Board from February 1993 to October 2000. Since 1986, Mr. Saul has been a partner in Saul Partners, an investment partnership.

        Morton J. Schrader has served as one of our directors since 1989. Mr. Schrader was the President of Abe Schrader Corp., a manufacturer of women's apparel, from 1968 through March 1989. Since 1989, he has been a principal of PBS Realty Advisors.

  Key Employees

        Cynthia Alexander has served as Vice President and Divisional Merchandise Manager since February 2006. She was our Senior Merchant of Sportswear Bottoms and Jackets from January 2001 to February 2006 and was a Merchant of Sportswear Bottoms from April 1999 to January 2001.

        Victor Coster has served as Secretary since July 1991 and as our Treasurer since July 2001. Mr. Coster is responsible for all treasury and tax matters. Mr. Coster joined us in February 1991 and has held various financial positions, most recently as Controller from February 1997 to July 2001. Mr. Coster has been a Certified Public Accountant since 1981.

        Lisa Decker has served as our Vice President, Marketing and Advertising since 1998 and was our Director of Marketing from 1991 until 1998.

        Clifford Gray has served as our Vice President, Construction since 1999 and was our Operations Manager from 1991 to 1999.

        Mae Soo Hoo has served as Vice President, Merchandising for Dresses since January 2005. Ms. Soo Hoo was previously employed by us as Executive Vice President and General Merchandise Manager from October 1995 to June 2003 and as Vice President of Merchandising from 1987 to October 1995.

        Donna James has served as Vice President, Store Operations since May 2005 and as a District Manager for Cache from 1985 to 1990. Prior to rejoining us in May 2005, Ms. James served as Director of Stores for Weather Vane from May 2003 to May 2005, as District Director of Stores for Victoria Secret from April 2001 to May 2003 and as a District Manager for Dress Barn from May 1990 to April 2001.

        Joanne Marselle has served as our Vice President, Planning and Distribution since 2000 and was our Director of Planning from 1990 to 2000.

        Tongyan Wang has served as Vice President, Information Technology since April 2006, was Director of Information Systems from January 1997 to April 2006 and served as a programmer and analyst from June 1995 to January 1997.

  Employment Agreements

        In February 2006, we entered into a new employment agreement with Brian Woolf, our Chief Executive Officer and Chairman, as well as an employment agreement with Thomas E. Reinckens, our President and Chief Operating Officer. Under the agreement with Mr. Woolf, which expires February 7, 2009, Mr. Woolf's annual salary during 2006 will be $725,000 and he is eligible to receive annual incremental increases of $75,000 in each of the next two years contingent on certain increases in our profitability. Under the agreement with Mr. Reinckens, which expires February 7, 2009, Mr. Reinckens' annual salary during 2006 will be $530,000 and he is eligible to receive annual incremental increases of $40,000 in each of the next two years contingent on certain increases in our profitability. Messrs. Woolf and Reinckens are eligible to participate in our bonus and stock option programs and are entitled to such performance-based bonuses as our Board of Directors may from time to time determine in its discretion. In addition, Messrs. Woolf and Reinckens are entitled to participate in our long-term disability coverage, healthcare and other benefits packages that we make available to our senior executive officers.

        Under the terms of the employment agreements, if we terminate Mr. Woolf's or Mr. Reinckens' employment during the term and prior to a change in control of Cache, Inc. except in certain limited circumstances, then until Mr. Woolf or Mr. Reinckens, respectively, accepts other employment we are required to continue to pay him the full balance of his compensation, mitigated by future employment. In the event that Mr. Woolf or Mr. Reinckens is terminated following a change in control of Cache, Inc., or he resigns during the period beginning 90 and ending 180 days after the effective date of the change in control, he is generally entitled to receive an amount equal to 24 months of his salary then in effect. The agreements contain covenants by Mr. Woolf and Mr. Reinckens, respectively, not to solicit our employees for two years following termination of his employment, and covenants by each of Mr. Woolf and Mr. Reinckens not to compete with us for one year following termination of employment without compensation or during the period he is entitled to be paid as described above.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information as of October 31, 2006 regarding the beneficial ownership of:

  •
  the selling stockholders;

  •
  each person known to us to beneficially own 5% or more of our common stock;

  •
  each of our directors;

  •
  each of our executive officers; and

  •
  all current executive officers and directors as a group.

        This information assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each stockholder listed in the table is c/o Cache, Inc., 1440 Broadway, New York, New York 10018.

	Shares Beneficially Owned Prior To Offering			Shares Beneficially Owned After Offering
Name and Address			Shares Being Offered(1)
	Number	Percent		Number	Percent
Selling Stockholders
Andrew M. Saul 9 West 57th Street New York, NY 10019(2)(3)(4)	2,959,690	18.7%	1,500,000	1,459,690	9.1%
Joseph E. Saul 9 West 57th Street New York, NY 10019(2)(3)(4)	2,959,690	18.7%	1,500,000	1,459,690	9.1%
Norma G. Saul 9 West 57th Street New York, NY 10019(2)(3)(4)	2,959,690	18.7%	1,500,000	1,459,690	9.1%
Joseph E. and Norma G. Saul Foundation 9 West 57th Street New York, NY 10019(5)	22,500	*	22,500	—	—
Denise and Andrew Saul Foundation 9 West 57th Street New York, NY 10019(6)	7,500	*	7,500	—	—
Jane Saul Berkey	253,569	1.6%	125,000	128,569	*
Other 5% Holders
Vardon Capital Management, LLC 120 West 45th Street, 17th Floor New York, NY 10036(7)	1,211,976	7.7%	—	1,211,976	7.6%
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019(7)	1,339,650	8.5%	—	1,339,650	8.4%

Springhouse Capital, LP 520 Madison Avenue, 35th Floor New York, NY 10022(7)	1,037,330	6.6%	—	1,037,330	6.5%
Palo Alto Investors 470 University Avenue Palo Alto, CA 94301(7)	803,900	5.1%	—	803,900	5.0%
Executive Officers
Brian Woolf(8)	597,750	3.7%	50,000	547,750	3.3%
Thomas E. Reinckens(9)	262,453	1.6%	—	262,453	1.6%
Margaret J. Feeney(10)	42,000	*	—	42,000	*
Allan N. Jacobson	—	—	—	—	—
Other Directors
Morton J. Schrader 230 Park Avenue, 18th Floor New York, NY 10166	19,500	*	—	19,500	*
Gene G. Gage	—	—	—	—	—
Arthur S. Mintz 70 West 36th Street New York, NY 10018	—	—	—	—	—
All Current Executive Officers and Directors as a Group (eight persons)	3,881,393	23.4%	1,550,000	2,331,393	13.9%

*
Less than 1% of the outstanding shares of common stock.

(1)
In the event the underwriters exercise the over-allotment option in full, Mr. Woolf will sell 200,000 additional shares of our common stock, Mr. Reinckens will sell 75,000 shares of our common stock and we will sell 6,250 additional shares of our common stock.

(2)
Represents (a) 825,630 shares held directly by Andrew Saul, 400,000 of which are being sold in this offering, (b) 874,960 shares beneficially owned by Joseph Saul, Andrew Saul's father, 172,500 of which are being sold in this offering, consisting of 22,500 shares being sold by the Joseph E. and Norma G. Saul Foundation (see Note 5 below) and 150,000 shares which will be transferred to a charitable organization prior to the consummation of this offering and sold by such charitable organization in this offering, (c) 1,251,600 shares held by Norma Saul, Andrew Saul's mother, 920,000 of which are being sold in this offering, and (d) 7,500 shares held by the Denise and Andrew Saul Foundation, of which Andrew Saul is a director, all of which shares are being sold in this offering (see Note 6 below). All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of the shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name. Andrew Saul is a member of our board of directors.

(3)
Represents (a) 852,460 shares held directly by Joseph Saul, 150,000 of which will be transferred to a charitable organization prior to the consummation of this offering and sold by such charitable organization in this offering, (b) 1,251,600 shares held by Norma Saul, Joseph Saul's wife, 920,000 of which are being sold in this offering, (c) 833,130 shares beneficially owned by Andrew Saul, Joseph Saul's son, 407,500 of which are being sold in this offering, including 7,500 shares being sold by the Denise and Andrew Saul Foundation (see Note 6 below), and (d) 22,500 shares held by the Joseph E. and Norma G. Saul Foundation, of which Joseph Saul is a director, all of which shares are being sold in this offering (see Note 5 below). All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of the shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Exchange Act. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name. Joseph Saul previously served as one of our directors from 1986 until October 2004.

(4)
Represents (a) 1,251,600 shares held directly by Norma Saul, 920,000 of which are being sold in this offering, (b) 852,460 shares held by Joseph Saul, Norma Saul's husband, 150,000 of which will be transferred to a charitable organization prior to the consummation of this offering and sold by such charitable organization in this offering, (c) 833,130 shares beneficially owned by Andrew Saul, Norma Saul's son, 407,500 of which are being sold in this offering, including 7,500 shares being sold by the Denise and Andrew Saul Foundation (see Note 6 below), and (d) 22,500 shares held by the Joseph E. and Norma G. Saul Foundation, of which Norma Saul is a director, all of which shares are being sold in this offering (see Note 5 below). All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of the shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Exchange Act. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(5)
Represents 22,500 shares held by the Joseph E. and Norma G. Saul Foundation, all of which are being sold in this offering. These shares are also included in the above table as shares beneficially owned by Andrew Saul, Joseph Saul and Norma Saul (see Notes 2, 3 and 4 above).

(6)
Represents 7,500 shares held by the Denise and Andrew Saul Foundation, all of which are being sold in this offering. These shares are also included in the above table as shares beneficially owned by Andrew Saul, Joseph Saul and Norma Saul (see Notes 2, 3 and 4 above).

(7)
Information is based solely on the most recent Schedule 13G filed by the holder with the SEC.

(8)
Includes options to acquire 516,750 shares of our common stock.

(9)
Includes options to acquire 204,875 shares of our common stock.

(10)
Includes options to acquire 36,550 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value. The following summary of the terms of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions in our articles of incorporation and bylaws and the provisions of applicable law.

Common Stock

        Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. We have never paid any cash dividends with respect to our common stock. Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of our common stock are not entitled to preemptive rights, and our common stock is not subject to conversion or redemption. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of any outstanding preferred stock to prior distribution.

Preferred Stock

        We do not have any shares of preferred stock outstanding. Our 100,000 authorized shares of preferred stock may be issued in one or more series without further stockholder authorization, and our board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations between these series. If we issue preferred stock, it would have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation, and we may be obligated to repurchase or redeem any such preferred stock. Our board of directors can issue preferred stock without the further approval of our common stockholders. Any preferred stock we issue may have voting and conversion rights which could adversely affect the rights of holders of our common stock. We do not have any present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Florida Law

        Provisions of our articles of incorporation and bylaws and Florida law could make it more difficult to acquire our company by means of a tender offer or proxy contest, or to remove incumbent officers and directors.

        Our articles of incorporation provide that our board of directors may establish the rights of and issue shares of preferred stock without the need for stockholder approval. Further, our board may determine the terms, conditions, rights, privileges and preferences of these shares of preferred stock. This ability to issue preferred stock may inhibit the ability of third parties to acquire us. For example, our board could issue preferred stock having terms that would dilute the shares of our common stock held by entities seeking to obtain control of our company. We believe the ability to issue preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may also have the effect of discouraging, delaying or making it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock. Our bylaws restrict special meetings of stockholders by requiring that special meetings be requested by stockholders owning no less than one-third of all of our outstanding shares entitled to vote for directors as of the date of the request. This provision may have the effect of preventing stockholders from exercising influence over, or gaining greater control over, our company.

        Florida has enacted legislation that may have the effect of deterring or preventing a tender offer or takeover attempt of our company that a stockholder might consider in its best interest, including acquisitions that might result in a premium over the market price for the shares held by our stockholders. Section 607.0902 of the Florida Business Corporation Act generally provides that shares of our common stock acquired without approval of our board of directors in excess of specified thresholds, beginning at 20% of the outstanding voting shares of our stock, will not possess any voting rights unless these voting rights are approved by a majority vote of our disinterested stockholders. Additionally, under Florida law, we may amend our articles of incorporation or bylaws to authorize the redemption by us of shares acquired in excess of specified thresholds, unless the acquiring person filed an "acquiring person statement" under the statute. Florida law also generally requires the approval of two-thirds of our disinterested stockholders for certain specified transactions between us and holders of more than 10% of our outstanding voting shares.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Nasdaq Global Select Market Listing

        Our common stock is quoted on the Nasdaq Global Select Market under the symbol "CACH."

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Piper Jaffray & Co.
SunTrust Capital Markets, Inc.
Ryan Beck & Co., Inc.
Brean Murray, Carret & Co., LLC
Merriman Curhan Ford & Co.

Total	1,875,000

        Of the 1,875,000 shares to be purchased by the underwriters, 200,000 shares will be purchased from us and 1,675,000 will be purchased from the selling stockholders.

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are required to purchase and pay for all of the shares of common stock listed above if any are purchased.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                          , 2006.

Over-Allotment Option

        We and selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 281,250 additional shares of our common stock from us and selling stockholders at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $                    per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $                    per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

        We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $600,000.

Indemnification of Underwriters

        We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        Our directors and executive officers and the selling stockholders have agreed with the underwriters, subject to specified exceptions, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for the shares of common stock offered in this offering, without the prior written consent of Thomas Weisel Partners LLC and Piper Jaffray & Co. for a period of 90 days after the date of this prospectus.

        We have agreed, subject to specified exceptions, that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC and Piper Jaffray & Co., offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for (1) the shares of common stock offered in this offering and (2) any shares of our common stock issuable upon exercise of options outstanding on the date of this prospectus.

        The 90-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, then in each case the restrictions described in the preceding paragraphs will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

Nasdaq Global Select Market Listing

        Our common stock is quoted on the Nasdaq Global Select Market under the symbol "CACH."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

        Short sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.  The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the Nasdaq Global Select Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

        Each of the underwriters has represented and agreed that:

          (a)   it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

          (b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

          (c)   it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

          (c)   in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have or will receive customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Akerman Senterfitt, Miami, Florida. Certain other legal matters in connection with the offering will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

        The consolidated financial statements, the related financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, (2) express an unqualified opinion on management's assessment of the effectiveness of internal controls over financial reporting, and (3) express an adverse opinion on the effectiveness of our internal controls over financial reporting because of a material weakness), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Our consolidated financial statements and schedule as of January 1, 2005 and December 27, 2003, and for each of the years in the two-year period ended January 1, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. Their report contains an explanatory paragraph that states that the consolidated statement of cash flows for the year ended December 27, 2003 has been restated.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. These SEC filings are available from the SEC's web site at http://www.sec.gov. More information about us can be obtained by visiting our web site at http://www.cache.com.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering described in this prospectus:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

  •
  our amended Annual Report on Form 10-K/A for the fiscal year ended on December 31, 2005;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006;

  •
  solely Item 1.01 of our Current Report on Form 8-K filed on February 8, 2006;

  •
  solely Items 2.05 and 2.06 of our Current Report on Form 8-K filed on May 22, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006; and

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Victor Coster, Secretary, Cache, Inc., 1440 Broadway, New York, New York 10018; (212) 575-3200.

1,875,000 Shares
Common Stock

Thomas Weisel Partners LLC	Piper Jaffray
SunTrust Robinson Humphrey
Ryan Beck & Co.
Brean Murray, Carret & Co.
Merriman Curhan Ford & Co.

Neither we, the selling stockholders nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table indicates expenses we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee and the NASD fee.

SEC registration fee	$7,186
NASD fee	7,216
Accounting fees and expenses	200,000
Legal fees and expenses	200,000
Printing and engraving	120,000
Transfer agent fees and expenses	10,000
Blue sky fees and expenses	5,000
Miscellaneous expenses	50,598

Total	$600,000

        The selling stockholders will not bear any of the expenses of this offering.

Item 15. Indemnification of Directors and Officers.

        Article VIII of our Articles of Incorporation, as amended, provides that we shall, to the extent permitted by law, (a) indemnify and hold harmless each person serving as a director or officer for us or, at our request, as a director or officer of any other corporation, against any claim or liability arising from service in such capacity, and (b) reimburse any such person for all costs, legal and other expenses reasonably incurred by such person in connection with any claim or liability for which such person is adjudged liable to the extent permitted by law. Article VIII further provides that nothing contained therein will restrict us from indemnifying or reimbursing any such person in a proper case although not specifically provided for therein.

        Our authority to indemnify our officers and directors is governed by Section 607.0850 of the Florida Business Corporation Act, which permits a corporation to indemnify any person serving as a director, officer, employee, or agent of such corporation or, at the request of such corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "Indemnified Person"), against liability to third parties or associated expense arising from his service in that capacity if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also permits a corporation to indemnify an Indemnified Person against liability in derivative actions if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, except that, unless court approval is obtained, no Indemnified Person may be indemnified in respect of a matter to which it is adjudged to be liable. Except in cases where the Indemnified Person has been successful on the merits or otherwise in the defense of the action, the determination that the applicable standard for indemnification has been met must be made by: (a) a majority vote of a quorum of disinterested directors; (b) a majority vote of a committee designated by the board of directors consisting of two or more disinterested directors; (c) independent legal counsel (i) selected by the board of directors prescribed in (a) above or the committee prescribed in (b) above, or (ii) if a quorum of directors cannot be obtained for (a) above and the committee cannot be designated under (b) above, selected by a majority vote of the full board of directors; or (d) a majority vote of a quorum of disinterested shareholders, or, if no such quorum is obtainable, by a majority vote of disinterested shareholders. A corporation is authorized to make such further indemnification of Indemnified Persons as is authorized under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, unless a judgment or other final adjudication establishes that his actions, or omission to act, were material to the cause of action so adjudicated and constitute: (a) a violation of criminal law unless the Indemnified Person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the Indemnified Person derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 (with respect to liability of directors for unlawful distributions) are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of a corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. A corporation may procure insurance for Indemnified Persons against liability whether or not it would have the power to indemnify against such liability under Section 607.0850. Provision is also made for the advancement of expenses prior to final disposition, subject to repayment unless the Indemnified Person is ultimately determined to be entitled to indemnification. Provision is also made that unless the corporation's articles of incorporation provide otherwise, under certain circumstances, a court may order indemnification and advancement of expenses, notwithstanding the failure of a corporation to provide indemnification and despite any contrary determination of the board or of the shareholders in a particular case.

        Section 607.0831 of the Florida Business Corporation Act provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions of Section 607.0834 (with respect to liability of directors for unlawful distribution) are applicable; (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

        We maintain a standard form of directors and officers' liability insurance policy which provides coverage to our directors and officers for certain liabilities.

Item 16. Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Cache, Inc. and all amendments thereto (A)
5.1	Opinion of Akerman Senterfitt*
10.1	Second Amended and Restated Revolving Credit Agreement, dated as of August 26, 1996, between Cache, Inc. and Fleet Bank, N.A. (successor in interest to National Westminster Bank, New Jersey) (A)
10.2	Security Agreement, dated as of August 26, 1996, between Cache, Inc. and Fleet National Bank. (A)

10.3	Master Amendment to Revolving Credit Agreement and Security Agreement, dated as of July 19, 1999, between Cache, Inc. and Fleet Bank, N.A. (A)
10.4	Third Master Amendment to Second Amended and Restated Revolving Credit Agreement, dated as of May 20, 2004, between Cache, Inc. and Fleet Bank, N.A. (A)
23.1	Consent of KPMG LLP*
23.2	Consent of Deloitte and Touche LLP*
23.3	Consent of Akerman Senterfitt (included in Exhibit 5.1)*
24	Power of Attorney (included on page II-4 of this Form S-3) (A)

*
Filed herewith.

(A)
Previously filed on May 24, 2006 as an exhibit to the Registrant's Registration Statement on Form S-3.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on November 14, 2006.

CACHE, INC.
By:	/s/ BRIAN WOOLF Brian Woolf Chairman of the Board & Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed below by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ BRIAN WOOLF Brian Woolf	Chairman of the Board and Chief Executive Officer	November 14, 2006
/s/ THOMAS E. REINCKENS Thomas E. Reinckens	President and Chief Operating Officer	November 14, 2006
/s/ MARGARET J. FEENEY Margaret J. Feeney	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	November 14, 2006

* Gene G. Gage	Director	November 14, 2006
* Arthur S. Mintz	Director	November 14, 2006
* Andrew M. Saul	Director	November 14, 2006
* Morton J. Schrader	Director	November 14, 2006
*By:	/s/ THOMAS E. REINCKENS Thomas E. Reinckens Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Cache, Inc. and all amendments thereto (A)
5.1	Opinion of Akerman Senterfitt*
10.1	Second Amended and Restated Revolving Credit Agreement, dated as of August 26, 1996, between Cache, Inc. and Fleet Bank, N.A. (successor in interest to National Westminster Bank, New Jersey) (A)
10.2	Security Agreement, dated as of August 26, 1996, between Cache, Inc. and Fleet National Bank. (A)
10.3	Master Amendment to Revolving Credit Agreement and Security Agreement, dated as of July 19, 1999, between Cache, Inc. and Fleet Bank, N.A. (A)
10.4	Third Master Amendment to Second Amended and Restated Revolving Credit Agreement, dated as of May 20, 2004, between Cache, Inc. and Fleet Bank, N.A. (A)
23.1	Consent of KPMG LLP*
23.2	Consent of Deloitte and Touche LLP*
23.3	Consent of Akerman Senterfitt (included in Exhibit 5.1)*
24	Power of Attorney (included on page II-4 of this Form S-3) (A)

*
Filed herewith.

(A)
Previously filed on May 24, 2006 as an exhibit to the Registrant's Registration Statement on Form S-3.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Competitive Strengths
Growth Strategy
The Offering
Other Company Information
Summary Consolidated Financial Data (In thousands, except per share and store data)
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
Risks Related to Our Common Stock and This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION (In thousands, except share and per share amount)
SELECTED CONSOLIDATED FINANCIAL DATA (In thousands, except per share and store data)
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS